

June 14, 2024

Tsz Kin Wong
Chairman of the Board, Executive Director and Chief Executive Officer
Powell Max Limited
22/F., Euro Trade Centre,
13-14 Connaught Road Central,
Hong Kong

> **Re: Powell Max Limited**
> **Registration Statement on Form F-1**
> **Filed May 31, 2024**
> **File No. 333-279859**

Dear Tsz Kin Wong:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed May 31, 2024

Capitalization, page 59

1. Please explain to us how the pro forma as adjusted columns give effect to the sale of the Class A Ordinary Shares in this offering at the assumed IPO price of $4.00 per share after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by you, assuming the underwriters do not and do exercise the over-allotment option.

Dilution, page 60

2. You disclose in the second paragraph you will have 1,415,000 Ordinary Shares outstanding after giving effect to the offering. Please reconcile this with the 14,150,000 total Ordinary Shares to be outstanding after the offering disclosed elsewhere. You also disclose your pro forma as adjusted net tangible book value at December 31, 2023 would have been $881,172, or approximately $0.04 per Ordinary Share. Please tell us and

disclose the calculations for these amounts. Ensure the accuracy of amounts associated with the over allotment option, $1.00 increase in the offering price and total average price per Ordinary Share in the table on page 61 as well.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Blaise Rhodes at 202-551-3774 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Virginia Tam